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07023267

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME General Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 0 9 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34810 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/7/07

ARS
12-31-06

GENERAL MINERALS CORPORATION

ANNUAL REPORT-2006

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A")

The following information, prepared as of March 27, 2007, should be read in conjunction with the audited consolidated financial statements of General Minerals Corporation (the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of March 27, 2007.

- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; and the accuracy of current interpretation of drill and other exploration results.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

- *South America*

In February 2007, the Company completed the spin off of its South American assets to a new corporation. The Company's former subsidiary South American Silver Corp. ("SASC") completed its initial public offering ("IPO"), including the exercise in full of an agents' over-allotment option, through the issuance of 39,100,000 common shares at $0.50 per share to raise gross proceeds of $19,550,000, and the shares of SASC were listed on the Toronto Stock Exchange. The Company currently owns 8,600,000 common shares of SASC, which represents approximately 18% of the issued and outstanding common shares of SASC. These 8,600,000 common shares are subject to escrow and lock-up agreements. The principal assets of SASC are the Malku Khota silver project and the Laurani silver gold-copper project in Bolivia; and the Escalones copper-gold project in Chile.

During 2006, the Company continued an active exploration program in Bolivia. At Malku Khota, the program focussed on metallurgical testing and interpretation. At Laurani, the Company completed a substantial program including surface sampling and opening old tunnels to make them safe for underground mapping and sampling. These programs resulted in the definition of drill targets for future exploration.

- *North America*

The Company presently holds interests in properties located in Mexico and the United States. All the properties are at varying stages of exploration.

At the Canasta Dorada gold property located near Caborca, Sonora, Mexico, the Company's geologists have collected a total of 185 samples. The average grade of all 185 samples is 0.97 grams per tonne gold. Sampling has concentrated on collecting chip samples over lengths ranging from 1 to 5 metres from the old-mine cut, which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 metres south-southeast of the old-mine cut, which shows evidence of dry-wash placer mining. Rock chip samples from this area have returned values as high as 0.58 grams per tonne gold. The Company believes that there is good potential for the mineralization in the sampled area to be more extensive both laterally and vertically.

In February 2006, the Company entered into an option agreement with Teck Cominco whereby Teck Cominco can earn up to a 65% interest in the Markham Wash copper property located in Graham County, Arizona. The Markham Wash property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The property is situated along the interpreted Foothill-Butte Fault Zone which strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge. Teck Cominco has completed a program of geology and geophysics which has resulted in the definition of two drill targets.

In March 2006, the Company completed staking of the Gold Lake copper-molybdenum-gold target located in southwestern New Mexico. Exploration work on the property to date has consisted of geologic and alteration mapping, rock chip, silt, and soil geochemical sampling, and a Self Potential ("SP") geophysical survey. The Company plans to complete additional surface work, focussing on more detailed geological mapping and continued geochemical sampling, including completion of the soil grid samples.

At Dragoon, results from the Company's surface geology and geophysics attracted BHP Billiton to option the property. However, after completing an initial drill program, BHP Billiton elected not to proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

At Monitor, after completing a six hole diamond drill program in January 2006 with inconclusive results, Teck Cominco announced that it was terminating its agreement. Management of the Company is reviewing the information and drilling results received from Teck Cominco and plans to show the property to other prospective joint venture partners.

Selected Annual Information

The table below provides selected financial information for the Company on a consolidated basis for each of the past three years ended December 31. Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

		2006		2005		2004
Total Revenues	$	nil	$	nil	$	nil
Loss for the Year	$	(644,704)	$	(3,474,559)	$	(3,309,557)
Loss Per Share (basic and fully diluted)	$	(0.07)	$	(0.38)	$	(0.37)
Total Assets	$	10,895,788	$	11,200,583	$	13,929,155
Long-term Liabilities	$	nil	$	nil	$	nil
Deferred Exploration Expenditures – for the year	$	972,240	$	967,939	$	1,577,317
Deferred Exploration Expenditures – cumulative	$	2,700,039	$	2,196,986	$	1,876,847
Dividends declared	$	nil	$	nil	$	nil

The net loss for the year ended December 31, 2006 was reduced by a gain of $1,057,012 (2005 - $542,092; 2004 - $251,727) recognized on the disposal of certain of the Company's investments. The net losses for the years ended December 31, 2006, 2005 and 2004 include non-cash charges to expense of $411,669, $441,391, and $163,911, respectively, for the write down or loss on disposal of certain mining claims and the related deferred exploration costs. The 2006 loss also includes a non-cash charge of $36,955 for stock-based compensation expense, compared to $192,600 in 2005 and $414,672 in 2004. The net loss for the year ended December 31, 2005 includes a writedown of certain of the Company's investments amounting to $1,480,000 (2004 -$1,840,000). The change in total assets reflects the impact of incurred losses.

Results of Operations

During the year ended December 31, 2006, the Company reported a loss of $644,704 ($0.07 loss per share) compared to a loss of $3,474,559 ($0.38 loss per share) reported in the year ended December 31, 2005. The loss was reduced by a gain of $1,057,012 (2005 - $542,092) realized on the disposal of certain investments. The 2005 comparative loss included a non-cash writedown of $1,480,000 in respect of the carrying value of certain of the Company's investments.

General and administrative expenses decreased from $1,368,022 to $1,196,777. This amount includes stock-based compensation expense representing non-cash charges incurred in connection with the granting of stock options which decreased from $192,600 to $36,955. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

Shareholder information expense decreased from $167,728 to $94,367 as the Company reduced annual report and other printing costs. Other discretionary expenses have been reduced, including travel and promotion which decreased from $28,087 to $15,956. There was also a marginal decrease in professional fees incurred in respect of accounting, legal and tax services from $358,278 to $320,506.

Wages and benefits were $276,632 in 2006 and $257,683 in 2005. The 2006 general and administrative expense also includes charges incurred in Mexico in connection with the new subsidiary set up in late 2005. These Mexican charges impacted office and miscellaneous expense which increased to $272,307 from $234,907.

Other items incurred during 2006 include reconnaissance and general exploration expenditures which were reduced to $277,362 from $756,856. During late 2005, the Company decided to reduce the amount of reconnaissance for new properties, concentrating its efforts on its existing portfolio of properties. The 2006 charge includes $109,954 incurred in the United States, $54,592 incurred in Mongolia, $43,463 incurred in Afghanistan, and $34,229 incurred in South America.

The 2006 operating results include a foreign currency loss of $53,021 as the translation of expenses from U.S. dollars into Canadian dollars was impacted by a stronger Canadian dollar. The 2005 foreign currency loss of $252,164 resulted from the strengthening of the Canadian dollar during the year in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $298,925 (2005 - $213,362) in interest income earned on the Company's short-term investments.

During 2006, the Company disposed of its remaining investment in Esperanza Silver Corporation ("Esperanza"), recognizing a gain of $1,057,012. The Company wrote down its investment in Esperanza in 2005, taking a non-cash charge of $1,480,000. During 2005, the Company also sold its remaining investment in Lumina Copper Corporation ("Lumina") and divested of a significant portion of its investment in Esperanza, recognizing aggregate gains of $542,092.

During 2006, the Company wrote off the costs attributable to certain of its mineral properties, recognizing a non-cash writedown of $411,669 (2005 - $441,391), due to the future uncertainty of those projects. The Company also wrote off the intangible costs attributable to its investment in Afghan Minerals Inc. amounting to $117,400.

Capital Expenditures

Deferred exploration costs incurred in 2006 were $972,240 (2005 - $967,939). The 2006 deferred expenditures included $223,497 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totalled $317,284, of which $189,413 was incurred at Gold Lake. A total of $427,172 was incurred in Bolivia, including $235,509 incurred at Laurani and $192,196 incurred at Malku Khota. A further $199,828 was incurred in Mexico, including $134,708 at Canasta Dorado.

During 2006, the Company successfully optioned its Markham Wash property, and received a further option payment of $57,518 (US$50,000) in respect of the Monitor option agreement. In the comparative year ended December 31, 2005, the Company received cash option payments of $206,409.

During 2006, the Company disposed of its remaining investment in Esperanza for proceeds of $1.2 million. During 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina for proceeds of $4.8 million. The Company also disposed of 3.6 million shares of Esperanza for proceeds of $1.4 million.

Summary of Quarterly Results (unaudited)

	2006				2005			
Three months ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total Revenues	**$nil**	**$nil**	**$nil**	**$nil**	$nil	$nil	$nil	$nil
Deferred exploration expenditures	**$231,353**	**$333,821**	**$178,917**	**$228,149**	$390,407	$199,719	$202,123	$175,690
Net earnings (loss)	**$292,800**	**($241,915)**	**($402,162)**	**($293,427)**	($683,564)	($836,988)	($2,138,306)	$184,289
Net earnings (loss) per share (Basic and fully diluted) (1)	**$0.03**	**($0.03)**	**($0.04)**	**($0.03)**	($0.07)	($0.09)	($0.24)	$0.02

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The net earnings for the quarter ended December 31, 2006 included a $1,057,012 gain on the disposal of the Company's investment in Esperanza, and was offset by a writedown of the carrying value of the Company's mineral properties amounting to $411,669. The net loss for the quarter ended June 30, 2006 included a foreign exchange loss of $154,486 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina.

Fourth Quarter

During the fourth quarter, the Company recorded net earnings of $292,800 ($0.03 per share). The earnings include a $1,057,012 gain on the disposal of the Company's investment in Esperanza. In addition, the Company wrote down the carrying value of mineral properties by $411,669 and wrote off intangibles in respect of the investment in Afghan Minerals Inc. by $117,400. The Company incurred deferred property expenditures during the quarter of $231,353, including $121,041 incurred in Bolivia.

Financing Activities

During 2006, the Company received $84,500 from the exercise of 50,000 share purchase warrants at $1.69 per share. During the comparative year, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share and $27,875 from the exercise of stock options.

During 2006, the Company incurred professional fees of $341,534 in respect of SASC's IPO financing that closed subsequent to year-end. These amounts have been disclosed as deferred share issue costs on the Company's consolidated balance sheet as at December 31, 2006.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during 2006 resulted in a net cash outflow of $1,025,048. As at December 31, 2006, the Company had cash of $7.4 million (2005 - $8.4 million) and working capital of $7.1 million (2005 - $8.4 million).

The Company is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at December 31, 2006 *(1)*:

		Payments Due by Period		
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*	*3 – 5 years*
Lease agreement for office premises in Denver, USA	$74,300	$21,100	$45,400	$7,800

(1) this table takes into account a 3-year extension to the lease which was entered into subsequent to December 31, 2006

Transactions with Related Parties

The Company entered into the following transactions with related parties during the year ended December 31, 2006. During 2006, legal fees totalling $305,646 (2005 - $80,174), including $235,165 (2005 - $nil) in deferred share issue costs, were charged by a legal firm in which a director is a partner. During 2006, consulting fees totalling $214,807 (2005 - $160,161) were charged by officers of the Company. Of this amount, $70,031 (2005 - $87,347) was charged to loss for the year, $10,045 (2005 - $nil) was included in deferred share issue costs, and $134,731 (2005 - $72,814) was included in deferred property costs. As at December 31, 2006, an amount of $14,510 (2005 - $11,438) was included in prepaid advances. Included in accounts payable as at December 31, 2006 was $217,844 (2005 - $39,959) payable to related parties.

Critical Accounting Estimates

The Company's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the consolidated financial statements. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration, and intangibles, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. During 2006, the Company wrote off the costs attributable to certain of its mineral properties, recognizing a non-cash writedown of $411,669, due to the future uncertainty of those projects. Capitalized costs in respect of the Company's mining claims amounted to $2,700,039 as at December 31, 2006. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

During 2004, the Company recognized intangible assets of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. ("AMI") and Foundation Resources Ltd. ("Foundation"). Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The intangible assets were attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects, but to date has not completed any acquisitions. Foundation has set up a subsidiary in Mongolia and currently holds one early stage property and is currently negotiating the acquisition of a significant gold property. Management reviews the carrying value attributed to the intangible asset on a quarterly basis and during the quarter ended December 31, 2006, wrote off $117,400 in costs, representing the amount attributable to AMI, due to the future uncertainty of that investment.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During 2006, the Company recorded stock-based compensation expense of $36,955.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The Company will adopt this standard effective January 1, 2007. At present, the Company's most significant financial instruments are cash and cash equivalents and accounts payable.

New Handbook Section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.

The Company will adopt the standard in its fiscal year ending December 31, 2007.

Changes in Accounting Policies including Initial Adoption

The Company's accounting policies are described in Note 2 to the consolidated financial statements. There were no changes in accounting policies since the commencement of the most-recently completed fiscal year.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and accounts payable. Cash equivalents consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months at the time of acquisition. The fair values of the other instruments approximate their book value due to their short-term nature.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,409,577 common shares as at March 27, 2007.

Outstanding options, warrants, and convertible securities as at March 27, 2007:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,018,000	$1.86 to $2.05	June 25, 2008 *
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: The Company's portfolio of properties has exposure to predominantly copper, gold and silver. The prices of these metals greatly affect the value of the Company and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in several countries, including the United States, Mexico and Mongolia. In addition, the Company is currently sourcing new exploration projects in Afghanistan which has recently enacted a new mining law. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

In conducting this evaluation, management has engaged external consultants who have considered, among other things, the corporate charters and policies of the Company, including the adoption of the Company's Disclosure Policy. In connection with this review, it has become apparent that management relies upon certain informal procedures and communications, and upon the "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures, and certain items such as formalized performance and risk assessments and a formal system for logging investor queries will be considered commensurate with the Company's growth.

Management is also responsible for the design of internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has engaged external consultants to evaluate the design of the Company's internal controls and procedures over financial reporting as at December 31, 2006, and believes the design to be sufficient and appropriate to provide such reasonable assurance.

The consultants have made recommendations for improvement in certain aspects of the Company's system of internal controls, and management intends to formalize approval and review processes by using checklists and initialling source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department and as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of fiscal 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended December 31, 2006 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Outlook

The Company is entering 2007 in a strong financial position with working capital of $7.1 million. In addition, in February 2007, the Company completed the spin off of its South American assets and currently owns 8.6 million shares representing an 18% interest in South American Silver Corp. ("SASC"). The shares of SASC owned and controlled by the Company are subject to a regulatory escrow agreement and a lock-up agreement with the agents.

The Company expects to continue exploration for new properties and carry out early stage exploration on existing properties as it has done in the past; however, the Company continues to look for new attractive business opportunities.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

General Minerals Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of General Minerals Corporation have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) "Ralph G. Fitch"
Chairman, President and Chief
Executive Officer

(Signed) "William Filtness"
Chief Financial Officer

Vancouver, B.C., Canada
March 27, 2007

Auditors' Report

To the Shareholders of
General Minerals Corporation

We have audited the consolidated balance sheets of **General Minerals Corporation** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Vancouver, British Columbia
March 27, 2007

General Minerals Corporation

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	7,381,859	8,406,907
Prepaids and other	245,485	64,598
Investments (note 3)	-	164,850
	7,627,344	8,636,355
Mining properties and equipment		
Mining claims and deferred exploration (note 4)	2,700,039	2,196,986
Reclamation deposit	19,308	18,925
Equipment (note 5)	90,163	113,517
	2,809,510	2,329,428
Deferred share issue costs (note 6)	341,534	-
Intangibles (note 7)	117,400	234,800
	3,268,444	2,564,228
	10,895,788	11,200,583
Liabilities		
Current liabilities		
Accounts payable	536,031	230,253
Minority interest (note 7)	44,221	131,545
	580,252	361,798
Shareholders' Equity (note 8)		
Capital stock	61,326,812	61,242,312
Contributed surplus	879,306	842,351
Deficit	(51,890,582)	(51,245,878)
	10,315,536	10,838,785
	10,895,788	11,200,583

Subsequent events (notes 12 and 15)

On behalf of the Board

(signed) "Michael Winn" (signed) "Terrence A. Lyons"

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
General and administrative expenses		
Consulting	67,593	26,893
Directors' fees	66,000	65,000
Filing fees and transfer agent	46,461	36,846
Office and miscellaneous	272,307	234,907
Professional fees	320,506	358,278
Shareholder information	94,367	167,728
Stock-based compensation	36,955	192,600
Travel and promotion	15,956	28,087
Wages and benefits	276,632	257,683
	1,196,777	1,368,022
Other expenses and/or (income)		
Depreciation and amortization	31,736	29,207
Foreign currency loss	53,021	252,164
Gain on disposal of investments (note 3)	(1,057,012)	(542,092)
Interest and other income	(298,925)	(213,362)
Minority interest (note 7)	(87,324)	(97,627)
Reconnaissance expense	277,362	756,856
Writedown of intangibles (note 7)	117,400	-
Writedown of investments	-	1,480,000
Writedown of mining claims (note 4)	411,669	441,391
	(552,073)	2,106,537
Loss for the year	644,704	3,474,559
Deficit - Beginning of year	51,245,878	47,771,319
Deficit - End of year	51,890,582	51,245,878
Basic and diluted loss per share	0.07	0.38
Weighted average shares outstanding during the year	9,319,050	9,109,940

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
Cash flows from operating activities		
Loss for the year	(644,704)	(3,474,559)
Items not affecting cash		
Depreciation and amortization	31,736	29,207
Gain on disposal of investments	(1,057,012)	(542,092)
Minority interest	(87,324)	(97,627)
Stock-based compensation	36,955	192,600
Writedown of investments	-	1,480,000
Writedown of mining claims	411,669	441,391
Writedown of intangibles	117,400	-
	(1,191,280)	(1,971,080)
Changes in non-cash operating working capital		
Change in prepaids and other	(60,142)	13,828
Change in accounts payable	78,328	122,639
	(1,173,094)	(1,834,613)
Cash flows from investing activities		
Deferred exploration expenditures	(1,000,030)	(967,939)
Option payments received for mining claims	57,518	206,409
Purchase of equipment	(8,382)	(111,862)
Purchase of investments	-	(1,600,000)
Proceeds on disposal of investments	1,101,117	6,269,042
Reclamation deposits	(383)	-
	149,840	3,795,650
Cash flows from financing activities		
Deferred share issue costs	(86,294)	-
Proceeds from issuance of capital stock	84,500	528,375
	(1,794)	528,375
(Decrease) increase in cash and cash equivalents	(1,025,048)	2,489,412
Cash and cash equivalents - Beginning of year	8,406,907	5,917,495
Cash and cash equivalents - End of year	7,381,859	8,406,907

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Organization and nature of operations

General Minerals Corporation (the "Company") was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's principal activities include the acquisition, exploration and development of mineral properties. The principal countries where the Company is undertaking exploration activities include the United States, Bolivia, Chile, Mongolia, and Mexico. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining claims and deferred exploration

Mining claims and deferred exploration expenditures include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to the consolidated statements of operations and deficit. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statement of operations and deficit as joint venture bonus receipts.

The Company reviews capitalized costs on its mineral properties on a periodic basis to determine if they have become impaired. If impairment is deemed to exist, the property will be written down to its net recoverable value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

(expressed in Canadian dollars)

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued interest which, due to the short-term maturity of these financial instruments, approximates their fair value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are less than three months at the time of acquisition. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods, except for depreciation and amortization which are translated at historic rates. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

The Company applies the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized and are not recognized unless the more likely than not criterion is met.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury method. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

(expressed in Canadian dollars)

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration expenditures, the physical and economic lives of equipment and the variables in calculating the fair value of stock based compensation.

Stock-based compensation plans

The Company has an employee stock option plan. The fair value of all stock options granted is recorded as a charge to operations and a credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in the future is recognized over the vesting period. Any consideration received on the exercise of stock options together with the related portion of contributed surplus is credited to share capital. The fair value of stock options is estimated using the Black-Scholes option pricing model

Investments

Portfolio investments that are not held for trading are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value.

Fair value of financial instruments

The fair values of cash and cash equivalents, prepaids and other, and accounts payable approximate their book value.

A substantial portion of the Company's financial assets and liabilities are denominated in foreign currencies giving rise to risks from changes in foreign exchange rates. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

Intangibles

The excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed is included in intangibles. These costs are not amortized, but are tested for impairment annually, or more frequently, if events or changes in circumstances indicate impairment.

(expressed in Canadian dollars)

Asset retirement obligations

The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life. As at December 31, 2006, there are no asset retirement obligations.

3 Investments

	2006 $	2005 $
Nil (2005 - 392,500) common shares of Esperanza Silver Corporation (market value $nil (2005 - $333,625))	-	164,850

During 2005, the Company exercised 500,000 warrants of Lumina Copper Corporation ("Lumina") at a cost of $1,600,000, and disposed of its remaining interest in Lumina for net proceeds of $4,847,996. The Company recognized a gain of $636,196 on this disposal.

During 2005, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation ("Esperanza") by $1,480,000 to reflect an impairment in value. The Company disposed of 3,607,500 shares of Esperanza for net proceeds of $1,421,046, recognizing loss of $94,104.

During 2006, the Company disposed of its remaining investment in Esperanza for net proceeds of $1,221,862, recognizing a gain of $1,057,012 on this disposal.

4 Mining claims and deferred exploration

The amounts shown as mining claims and deferred exploration as at December 31, 2006 and 2005 related to the following regions:

(expressed in Canadian dollars)

	United States $	Bolivia $	Chile $	Mongolia $	Mexico $	Total $
December 31, 2004	1,156,397	497,175	186,943	36,332	-	1,876,847
Exploration	571,991	132,863	67,943	22,190	172,952	967,939
Option payments received	(43,173)	(88,757)	(74,479)	-	-	(206,409)
Writedown	(338,379)	(103,012)	-	-	-	(441,391)
December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Exploration	317,284	427,172	24,354	3,602	199,828	972,240
Option payments received	(57,518)	-	-	-	-	(57,518)
Writedown	(299,056)	-	-	(33,321)	(79,292)	(411,669)
December 31, 2006	1,307,546	865,441	204,761	28,803	293,488	2,700,039

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

During 2006, the Company wrote off $411,669 (2005 - $441,391) in deferred exploration expenditures in respect of certain of its properties, due to the future uncertainty of those projects.

Mining claims and deferred exploration expenditures are associated with the following projects as of December 31, 2006 and 2005:

	2006 $	2005 $
Bluebird, U.S.	171,017	60,213
Canasta Dorada, Mexico	134,708	-
Cerro Negro, Mexico	92,195	56,316
Dragoon, U.S. (d)	215,083	212,560
Escalones, Chile (a)	204,761	180,407
Gold Coin, U.S.	-	273,922
Gold Lake, U.S.	369,890	180,477
Laurani, Bolivia	462,925	227,416
Malku Khota, Bolivia (c)	402,516	210,320
Markham Wash, U.S. (b)	363,418	378,590
Monitor, U.S. (e)	188,138	229,864
Other *	95,388	186,901
	2,700,039	2,196,986

* These expenditures are in respect of several newly-acquired mineral properties located in Mexico and Mongolia.

(expressed in Canadian dollars)

a) The Company has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid in 2005) plus US$250,000 in five equal annual instalments (US$50,000 paid in 2005) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the June 1, 2006 US$50,000 option payment until June 1, 2010.

b) The Company has entered into an option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of February 27, 2006, of which US$250,000 is a guaranteed commitment in the first year. TCAI has reimbursed the Company US$27,920 in land holding costs as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

c) During 2006, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project.

d) During 2006, the Company announced the termination of its agreement with BHP Billiton on the Dragoon property. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project.

e) During 2006, the Company announced the termination of its agreement with TCAI on the Monitor copper-silver property located in southern Arizona. After completing a six-hole, 1,160 metre diamond drill program on the property, TCAI elected to not proceed with the project.

(expressed in Canadian dollars)

5 Equipment

Equipment consists of the following as at December 31, 2006 and 2005:

			2006			2005
	Cost $	Accumulated depreciation $	Net book value $	Cost $	Accumulated depreciation $	Net book value $
Equipment	35,558	17,367	18,191	21,244	5,358	15,886
Computer hardware	79,676	67,202	12,474	76,833	53,034	23,799
Computer software	5,465	3,531	1,934	3,366	2,817	549
Vehicles	84,943	27,379	57,564	84,943	11,660	73,283
	205,642	115,479	90,163	186,386	72,869	113,517

6 Deferred share issue costs

	2006 $	2005 $
Deferred share issue costs	341,534	-

On December 21, 2006, the Company's wholly owned subsidiary, South American Silver Corp., ("SASC") filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. In connection with this filing, the Company has incurred legal, accounting, and filing fees of $341,534 (2005 - $nil) which have been deferred. See note 15.

7 Intangibles

	2006 $	2005 $
Intangible assets	117,400	234,800

a) During 2004, the Company acquired a 51% interest in Foundation Resources Ltd. ("Foundation"), a start-up exploration company. The Company recorded intangibles of $117,400 which was attributable to Foundation's management team, including its connection to Mongolia. As at December 31, 2006, the minority interest in Foundation is $19,701 (2005 - $74,449).

b) During 2004, the Company acquired a 51% interest in Afghan Minerals Inc. ("AMI"), a start-up exploration company. The Company recorded intangibles of $117,400 which was attributable to AMI's management team, including its connection to Afghanistan. During 2006, this intangible was written off. As at December 31, 2006, the minority interest in AMI is $24,520 (2005 - $57,096).

(expressed in Canadian dollars)

8 Shareholders' equity

Authorized

Unlimited common shares with no par value

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2006 (2005 - $nil).

	Number of common shares	Amount $
Balance - December 31, 2004	8,937,577	60,694,234
Exercise of warrants	325,000	500,500
Exercise of stock options	22,500	47,578
Balance - December 31, 2005	9,285,077	61,242,312
Exercise of warrants	50,000	84,500
Balance - December 31, 2006	9,335,077	61,326,812

Stock options

The Company established a share option plan (the "Plan") during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is limited to 12.5% of the issued common shares at the time of granting of options. Subject to any employment contracts, each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant. The maximum option term shall not exceed ten years. The schedules of stock option activity under the Plan for 2006 and 2005 are:

	2006		2005	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	899,500	1.69	787,000	3.45
Options granted	-	-	220,000	1.75
Options exercised	-	-	(22,500)	1.24
Options cancelled or expired	(4,000)	2.10	(85,000)	18.24
Options outstanding - End of year	895,500	1.69	899,500	1.69
Options exercisable - End of year	895,500	1.69	814,500	1.69

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding		
Range of exercise prices $	**Number of options outstanding**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**
0.85 to 1.25	179,500	0.8	1.08
1.26 to 1.85	629,000	2.9	1.46
1.86 to 2.75	10,000	3.6	2.20
4.01 to 5.00	77,000	4.0	4.97
0.85 to 5.00	895,500	2.6	1.69

During 2005, the Company granted 220,000 stock options to directors, officers and consultants. The fair value cost of these options amounted to $229,555 of which $36,955 (2005 - $192,600) was recorded as a charge to operations in 2006 and credited to contributed surplus within shareholders' equity.

The fair values of options have been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model are as follows: average risk-free interest rate - 3.2%; expected life - 5 years; expected volatility - 70%; and expected dividends - $nil.

Share warrants

The share warrants were issued in 2003 private placements of units.

	2006		2005	
	Number of shares	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**
Warrants outstanding - Beginning of year	4,068,000	2.70	4,393,000	2.55
Warrants exercised	(50,000)	1.69	(325,000)	1.54
Warrants expired	(2,000,000)	3.75	-	-
Warrants outstanding - End of year	2,018,000	1.86	4,068,000	2.70

As at December 31, 2006, the Company had outstanding share purchase warrants to acquire 2,018,000 common shares at an exercise price of $1.86 per share. This exercise price increases to $2.05 on June 25, 2007, and the warrants expire on June 25, 2008.

(expressed in Canadian dollars)

Contributed surplus

	2006 $	2005 $
Balance – Beginning of year	842,351	669,454
Stock-based compensation	36,955	192,600
Contributed surplus on exercise of stock options	-	(19,703)
Balance – End of year	879,306	842,351

9 Income taxes

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates is as follows.

	2006	2005
Tax rate	34.12%	34.86%
	$	$
Loss for the year	(644,704)	(3,474,559)
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(219,973)	(1,211,231)
Differences in foreign tax rates	(354,973)	549,768
Change in valuation allowance	157,523	(335,959)
Losses for which no tax benefit has been recognized	417,423	997,422
Recovery of income taxes	-	-

(expressed in Canadian dollars)

b) The Company has Canadian non-capital loss carry-forwards of $2,566,000 (2005 - $2,946,000), and U.S. tax losses of $3,001,000 (2005 - $2,659,000) that may be available for tax purposes. The non-capital losses expire as follows:

	Canada $	United States $	Total $
2007	252,000	-	252,000
2008	574,000	-	574,000
2009	197,000	-	197,000
2010	540,000	-	540,000
2014	450,000	-	450,000
2015	187,000	-	187,000
2018	-	121,000	121,000
2019	-	94,000	94,000
2020	-	324,000	324,000
2021	-	896,000	896,000
2022	-	154,000	154,000
2023	-	243,000	243,000
2024	-	342,000	342,000
2025	-	429,000	429,000
2026	366,000	398,000	764,000
	2,566,000	3,001,000	5,567,000

c) The significant components of the Company's future tax asset, assuming a future tax rate of 34.12% (2005 – 34.12%), are as follows:

	2006 $	2005 $
Excess of tax basis over carrying value of assets	706,812	536,114
Operating loss carry-forwards	1,895,934	1,909,109
	2,602,746	2,445,223
Valuation allowance for future tax assets	(2,602,746)	(2,445,223)
	-	-

10 Related party transactions

a) During 2006, legal fees totalling $305,646 (2005 - $80,174), including $235,165 (2005 - $nil) in deferred share issue costs, were charged by a legal firm in which a director is a partner.

(expressed in Canadian dollars)

b) During 2006, consulting fees totalling $214,807 (2005 - $160,161) were charged by officers of the Company. Of this amount, $70,031 (2005 - $87,347) was charged to loss for the year, $10,045 (2005 - $nil) was included in deferred share issue costs, and $134,731 (2005 - $72,814) was included in deferred property costs. As at December 31, 2006, an amount of $14,510 (2005 - $11,438) was included in prepaid advances.

c) Included in accounts payable as at December 31, 2006 was $217,844 (2005 - $39,959) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

11 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2006 and 2005 includes.

Identifiable assets	**2006**	**2005**
	$	**$**
Canada	7,737,715	8,307,998
United States	1,438,609	1,495,824
Chile	255,735	275,592
Bolivia	915,421	488,342
Caribbean	185,457	350,160
Mexico	329,591	191,209
Other	33,260	91,458
Total assets	10,895,788	11,200,583

12 Commitments

The Company is committed under the terms of an office lease agreement that expires on April 30, 2007. Subsequent to December 31, 2006, the Company extended the lease to April 30, 2010. Pursuant to this extended lease, the Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
Year ending December 31	
2007	21,100
2008	22,300
2009	23,100
2010	7,800

(expressed in Canadian dollars)

13 Contingencies

The Company may be subject to various contingent liabilities that occur in the normal course of operations. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

14 Supplemental cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2006 $	2005 $
Investing activities		
Deferred exploration costs included in accounts payable in 2005	27,790	-
Proceeds on disposal of investments included in prepaids and other	120,745	-
Financing activities		
Contributed surplus on exercise of stock options	-	19,703
Deferred share issue costs included in accounts payable	(255,240)	-

15 Subsequent events

a) On February 19, 2007, the Company's wholly-owned subsidiary, SASC, completed its initial public offering of 34,000,000 common shares. The shares were issued pursuant to a final prospectus dated February 7, 2007 at a price of $0.50 per share, for total gross proceeds of $17,000,000. SASC also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 common shares at $0.50 per common share for additional gross proceeds of $2,550,000. The agents subsequently exercised this option, following which the Company's ownership in SASC is 8,600,000 common shares representing an 18% ownership interest.

The shares of SASC owned and controlled by the Company are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless the Company receives the consent of the agents, none of the shares of SASC owned by the Company can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

As a result of this transaction, the Company will no longer consolidate the accounts of SASC which include the Company's Bolivian and Chilean mining properties. The consolidated assets and liabilities of SASC as at December 31, 2006 can be summarized as follows:

(expressed in Canadian dollars)

	$
Mining claims and deferred exploration	1,070,202
Equipment	24,971
Deferred share issue costs	341,534
Current assets	216,957
Current liabilities	(284,357)
	1,369,307
Investment in SASC – 8,600,000 common shares	1,369,307

b) Subsequent to December 31, 2006, 74,500 stock options were exercised at a price of $0.85 per share. A further 2,500 stock options with an exercise price of $0.85 per share expired, unexercised.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the year ended December 31, 2006

(expressed in Canadian dollars)

	U.S. properties $	Bolivia properties $	Chile property $	Mongolia properties $	Mexico properties $	Total $
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Land payments	105,096	103,790	3,416	233	10,962	223,497
Laboratory	6,433	40,392	-	-	11,176	58,001
Field supplies	4,354	3,958	15	-	2,420	10,747
Consulting and supervision	25,366	73,704	11,571	-	13,197	123,838
Maps and reproduction	482	193	-	-	162	837
Surveying	102	5,764	-	-	-	5,866
Geological consulting	100,316	160,421	9,222	1,954	80,043	351,956
Geophysical	34,734	-	-	-	23,556	58,290
Travel and accommodation	40,401	38,950	130	1,415	58,312	139,208
	317,284	427,172	24,354	3,602	199,828	972,240
Less						
Option payments received	(57,518)	-	-	-	-	(57,518)
Writedowns during the year	(299,056)	-	-	(33,321)	(79,292)	(411,669)
	(39,290)	427,172	24,354	(29,719)	120,536	503,053
Balance at December 31, 2006	1,307,546	865,441	204,761	28,803	293,488	2,700,039

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C.   V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

CIBC Mellon Trust Company

April 26, 2007

blair.mckechnie@gowlings.com
cc: rdoran@generalminerals.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 26, 2007:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2006
- X Annual Financial Statements for the Fiscal Year Ended December 31, 2006

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed by)

Vijaya Murugaanandan
Associate Manager, Trust Central Services

pk\CM_GeneralMinerals

12g3-2(b): 82-34810

GENERAL MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at The National Club, 303 Bay Street, Toronto, Ontario on Thursday, May 17, 2007 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider, and if thought appropriate, pass, with or without variation, a resolution amending the Corporation's stock option plan (the "Plan") to authorize the directors to amend the terms of the Plan or any options except in certain specified circumstances and to include provisions dealing with the exercise of stock options with an expiration date falling within a "black out period"; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, if by mail, to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by person, to CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD

Vancouver, British Columbia
March 30, 2007

Ralph G. Fitch
President and Chief Executive Officer

GENERAL MINERALS CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this "**Circular**") is furnished in connection with the solicitation by management of General Minerals Corporation (the "**Corporation**") of proxies to be used at the Annual and Special Meeting (the "**Meeting**") of the shareholders of the Corporation to be held at The National Club, 303 Bay Street, Toronto, Ontario, Canada on Thursday, May 17, 2007 at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the "**Notice of Meeting**"). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation**. The total cost of the solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy accompanying this Circular are directors of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act for such shareholder and on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it: (i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder's attorney authorized in writing, if by mail, with CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, or if by person, with CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, or at the registered office of the Corporation up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof; (ii) by depositing such instrument in writing with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. **In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the

Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, most of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. In Canada, without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP mails a scanable voting instruction form in lieu of a form of proxy and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their common shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote common shares directly at the Meeting - the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have the common shares voted.**

Record Date

The directors have fixed March 26, 2007 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As of March 26, 2007, there were 9,409,573 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over 10% or more of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Quest Capital Corp.	980,000	10.4%
The Rule Family Trust	2,759,183	29.3%

In addition, Quest Capital Corp. and The Rule Family Trust own, directly or indirectly, or exercise control or direction over 750,000 and 847,873 common share purchase warrants, respectively. For more information on the material terms of the common share purchase warrants, see the Corporation's 2007 Annual Information Form, which is available on SEDAR at www.SEDAR.com.

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that six directors be elected. Each nominee for election as a director is currently a director of the Corporation. All directors elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled **FOR** the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any nominee will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Name, Province or State and Country of Residence	Positions(s) held with Corporation	Principal Occupation	Year became a Director	Number of Common Shares Beneficially Owned or Controlled or Directed[4]
Ralph G. Fitch Colorado, U.S.A.	President, Chief Executive Officer, Chairman, and Director	Officer of the Corporation[3]	1994	214,033

Lawrence A. Dick British Columbia, Canada	Director	Consulting Geologist	1994	70,191
Terrence A. Lyons[1] British Columbia, Canada	Director	Chairman, Northgate Minerals Corporation (mining company)	2005	–
A. Murray Sinclair[1][2] British Columbia, Canada	Director	Managing Director, Quest Capital Corp. (merchant bank)	2003	–
Michael Winn[1][2] California, U.S.A.	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003	40,000[5]
Tina M. Woodside[2] Ontario, Canada	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002	5,000

Notes

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Mr. Fitch is also the President and Chief Executive Officer of South American Silver Corp. (a Toronto Stock Exchange listed mining company). Prior to February 19, 2007, South American Silver Corp. was a wholly-owned subsidiary of the Corporation.
(4) The information as to the number of common shares beneficially owned or over which control or direction is exercised has been furnished by the respective director.
(5) Owned by MDW & Associates LLC, of which Michael Winn is a shareholder.

The Corporation does not have an Executive Committee.

Except as disclosed above or in a previously filed information circular, each of the directors has been engaged in the principal occupation set out above during the past five years or in a similar capacity with a predecessor organization except for Lawrence A. Dick who prior to March 2006 was President of Continuum Resources Ltd. (a junior mining company).

On February 25, 2002, New Inca Gold Ltd., presently Katanga Mining Limited (formerly Balloch Resources Ltd. (of which A. Murray Sinclair Jr. has been a director since 1998) and New Inca Gold Ltd.) ("NIGL") was issued a cease trade order from the British Columbia Securities Commission (the "BCSC"), the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements within the prescribed period of time and pay the filing fees. NIGL has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of NIGL resumed. The Alberta Order was rescinded on October 23, 2003, the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

On February 27, 2002, the BCSC delivered an order relating to an application by Mercury Partners & Company Inc. to overturn a decision of the Canadian Venture Exchange Inc. (as it then was), namely an approval to close a private placement of 4,000,000 common shares of the company which was completed in November 2001 (the "BCSC Order"). Subsequent to the private placement, Mr. A. Murray Sinclair was appointed a director of PetroFalcon Corporation (formerly Pretium Industries Inc.). Pursuant to the BCSC Order, PetroFalcon Corporation was required to place the matter before its shareholders and in order that the status quo be maintained to the greatest extent possible until the occurrence of the shareholders meeting, the BCSC considered it to be in the public interest to remove the applicability of exemptions from prospectus and registration requirements for PetroFalcon until the shareholders meeting was held. In addition, the BCSC, during that time period, removed the applicability of exemptions from prospectus and registration requirements for Quest Ventures Ltd. (as subscriber to the private placement referred to above) in respect of the 4,000,000 common shares received pursuant to the private placement referred to above. During this time, Mr. A. Murray Sinclair was also a principal of Quest Ventures Ltd. The approval of shareholders was sought and received in May 2002 at a meeting of shareholders.

Mr. Lyons is the President and a director of FT Capital Ltd. which is presently subject to a cease trade order in each of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec for failure to file financial statements since the financial year ended December 31, 2001. At the request of Brascan Financial Corporation (now Brookfield Asset Management Inc.), Mr. Lyons joined the board of FT Capital Ltd. and was appointed its President in 1990 in order to assist in its financial restructuring which is ongoing.

Mr. Lyons was also a director of International Utilities Structures Inc. ("IUSI"), beginning in 1991. On October 17, 2003, IUSI was granted protection from its creditors under the *Companies' Creditors Arrangement Act* ("CCAA") by the Court of Queen's Bench in Alberta. On March 31, 2005, an order was granted approving a final plan and distribution to creditors for IUSI under the CCAA. That plan was accepted by all parties and Mr. Lyons resigned as a director concurrent with the final order under the CCAA.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants. Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote **FOR** the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditors of the Corporation on May 12, 1995. Disclosure of fees received by PricewaterhouseCoopers LLP and its affiliates from the Corporation and its subsidiary entities for the years ended December 31, 2006 and 2005 is set out under the heading "Audit Committee Information – External Auditor Service Fees (By Category)" in the Corporation's Annual Information Form which is available on SEDAR at www.SEDAR.com.

Amendment of the Corporation's Stock Option Plan

At the meeting, shareholders will be asked to consider, and if thought appropriate, pass, with or without variation, an ordinary resolution amending the Corporation's stock option plan (the "Plan") to authorize the directors to amend the terms of the Plan or any options except in certain specified circumstances and to include provisions dealing with the exercise of stock options with an expiration date falling within a "black out period".

A description of the Plan is provided in this Circular beginning on page 9, under "Executive Compensation – Stock Option Plan". In 2006, the Toronto Stock Exchange (the "TSX") introduced new rules affecting stock option plans. The Board of Directors has amended the Plan to reflect the introduction of these new rules.

The TSX rules provide that stock option plans may include detailed provisions that outline the types of amendments that require shareholder approval and those a listed company can make without shareholder approval. Before the TSX changed the rules, shareholder approval was required for an amendment to a plan or option if the TSX considered the amendment to be material, in addition to those matters, if any, specified by the plan itself to require shareholder approval for amendments. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval. Under the new rules, if by June 30, 2007 a plan does not have a detailed amendment provision, then every amendment to a plan or option after that date will require specific shareholder approval, even amendments of an administrative, clerical or typographical nature.

The Board determined that it was advisable to amend the amendment provisions of the Plan to expressly include certain matters required by the TSX and, in addition, certain additional matters where it was desirable to specify those matters as requiring shareholder approval for amendments to the Plan or options granted under it. The amendments to the Plan provide that the Board may from time to time in its absolute discretion amend, modify and change the provisions of the Plan or any options granted pursuant to the Plan, provided that any amendment, modification or change to the provisions of the Plan or any options granted pursuant to the Plan shall:

- not adversely alter or impair any option previously granted;
- be subject to any regulatory approvals, where required, including the approval of the TSX; and
- not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Plan or option would:
    - increase the maximum percentage of common shares issuable under the Plan;
    - reduce the exercise price of an option held by an insider of the Corporation; or
    - extend the term of an option held by an insider beyond the original expiration date (subject to the provisions of the Plan dealing with an expiration date falling within a black out period),

  in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX. Amendments to the Plan not requiring shareholder approval include:

    - amendments of an administrative, clerical or typographical nature, including any amendment to the Plan or an option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
    - any change to the exercise price of an option, unless the change is a reduction in the exercise price of an option held by an insider of the Corporation, so long as following the change of the exercise price, such exercise price is not lower than the Market Price (as defined below);
    - amendments altering, extending or accelerating any vesting terms or conditions in the Plan or any option;
    - amendments or modifications to the mechanics for exercising any option;

- changes to the expiration date (including acceleration thereof) or changes to any termination provision of any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to the provisions of the Plan dealing with an expiration date of an option falling within a black out period);

- amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan maximum;

- changes to the application of the sections of the Plan dealing with the exercise of options where the Corporation is:

  - the subject of a consolidation, merger, statutory amalgamation or arrangement, or other similar transaction;
  - adjusting the number of shares subject to the Plan where there has been a change in the Corporation's common shares, whether by reason of stock dividend, consolidation, subdivision, reclassification or otherwise; or
  - the subject of a securities exchange take-over bid;

- amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

- changes to the eligible participants of the Plan; or

- amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

The Corporation has adopted a share trading policy that prohibits all directors, officers and employees from buying or selling the Corporation's securities during black out periods. Such policies are considered by the TSX to be part of good corporate governance. A black out period typically occurs during a specified period before and after the day that a company announces its quarterly or annual earnings. A black out period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a merger or an acquisition. The TSX recognizes that black out periods may result in an unintended penalty to Plan participants who are prohibited from exercising expiring options during a black out period because of their company's internal trading policies. As a result, the TSX now permits stock option plans to provide for an expiration date that is "conditional" upon potential expiration during a black out period.

Accordingly, the Board has determined that it is advisable to amend the Plan to provide that options granted under the Plan expire on the expiration date for the option or, if that date falls during a black out period or within nine business days following the expiration of a black out period, the expiration date of such option is changed to the date that is the tenth business day after the end of the black out period.

The TSX has conditionally approved the foregoing amendments to the Plan, subject to shareholder approval. Under the TSX rules, disinterested shareholder approval is required for the foregoing amendments.

A copy of the Plan, including the amendments referred to above, is available from the Vice President of Investor Relations.

The holders of the common shares of the Corporation will be asked at the Meeting, or any adjournment thereof, to consider, and, if thought appropriate, pass, with or without variation, the following resolution:

> **RESOLVED** that the amendments to the Stock Option Plan of the Corporation as described in the Management Information Circular dated March 30, 2007, be and they are hereby approved.

The Board recommends that holders of common shares vote **FOR** the resolution. In order for the foregoing resolution to be passed, disinterested shareholder approval is required. For these purposes, disinterested shareholder approval requires the approval of a majority of the votes cast by all of the shareholders present in person or represented by proxy at the Meeting excluding votes attaching to shares beneficially owned by insiders of the Corporation to whom options have or may be granted under the Plan or associates and affiliates of insiders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the Canadian Securities Administrators' Form 51-102F6 under National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all annual, long term and other compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2006, 2005, and 2004 in respect of the Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers"). There were no other executive officers of the Corporation in 2006 whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2006.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Named Executive Officer Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen -sation(2) ($)**	**Securities Under Options/ SARs Granted(#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All other Compen-sation ($)**
Ralph G. Fitch, President, Chief Executive Officer and Chairman	2006 2005 2004	140,000(1) 140,000(1) 120,000(1)	~ ~ ~	~ ~ ~	~ 25,000 99,000	~ ~ ~	~ ~ ~	~ ~ ~
William Filtness, Chief Financial Officer	2006 2005 2004	34,000(3) 45,000(3) 50,000(3)	~ ~ ~	~ ~ ~	~ 15,000(4) 40,000(4)	~ ~ ~	~ ~ ~	~ ~ ~

<u>Notes</u>

(1) Disclosed and paid in U.S. dollars.
(2) The aggregate value of perquisites and other personal benefits, securities and property for each Named Executive Officer was less than $50,000 and 10% of the annual salary and bonus of such person.
(3) Beginning January 2006, Mr. Filtness provided his services as Chief Financial Officer through KCT Consulting Inc. ("KCT") which provides accounting and administrative services, including the services of Mr. Filtness as Chief Financial Officer, to the Corporation. The amount represented as "Salary" paid to Mr. Filtness above is the approximate amount paid by the Corporation to KCT in respect of the Chief Financial Officer services provided to the Corporation.

Prior to January 2006, Mr. Filtness provided his services through Malaspina Consultants Inc. ("Malaspina"), which also provides accounting and administrative services to the Corporation. An aggregate of $36,000 in 2006, $73,400 in 2005 and $77,900 in 2004 was paid to Malaspina in respect of accounting and administrative services rendered to the Corporation and its subsidiaries.
(4) These options were awarded personally to Mr. Filtness.

Stock Option Plan

The Corporation established a stock option plan during 1995 for the benefit of full-time and part-time employees, officers and directors of the Corporation and affiliated companies, which may be designated from time to time by the directors. Under the Plan, options for the purchase of common shares may be granted to employees and directors of the Corporation and designated affiliates. Subject to the requirements of the Plan, the directors have the authority to select those directors and employees to whom options will be granted, the number of options to be granted to each employee and director and the price at which common shares may be purchased. The key features of the Plan are as follows:

The eligible participants are full-time and part-time employees, officers and directors of the Corporation and affiliated companies, which may be designated from time to time by the directors.

The fixed maximum percentage of common shares issuable under the Plan is presently 12.5% of the issued and outstanding common shares. The Plan automatically "reloads" after the exercise of an option provided that the number of common shares issuable under the Plan does not then exceed the maximum percentage of 12.5%. The TSX requires that every three years after institution, all unallocated options under a security based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's securityholders.

The Corporation presently has options outstanding for the purchase of an aggregate of 818,500 common shares representing approximately 8.7% of the issued and outstanding common shares. As of the date hereof, there are 357,696 common shares available for future issuance under the Plan.

There are no restrictions on the maximum number of options which may be granted to insiders of the Corporation.

The aggregate number of common shares reserved for issuance to any one person shall not exceed 5% of the common shares then outstanding.

The directors determine the exercise price of each option at the time the option is granted, provided that such price shall not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of such option (the "Market Price").

Subject to any Employment Contract (as hereinafter defined), each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

The period of time during which a particular option may be exercised is determined by the directors, subject to any Employment Contract (as hereinafter defined), provided that, subject to the provisions of the Plan dealing with the expiration date of an option falling within a black out period, no such option term shall exceed 10 years.

Options may terminate prior to expiry of the option term in the following circumstances:

(i) on death of an optionee, options held as at the date of death are exercisable until the earlier of 12 months from such date and expiry of the option term; and

(ii) if an optionee ceases to be a director of the Corporation (and is not or does not continue to be an employee thereof) or ceases to be employed by, or provide services to, or be an officer of the Corporation (and is not or does not continue to be a director or senior officer thereof) for any reason other than death or receives notice from the Corporation of the termination of his or her Employment Contract, options held as at the date of cessation or receipt of notice of termination are exercisable until the earlier of 60 days following such date and expiry of the option term;

subject however to any agreement between the Corporation and any employee relating to, or entered into in connection with, the employment of the employee or between the Corporation and any director with respect to his or her directorship or resignation therefrom (an "Employment Contract") or any other agreement to which the Corporation is a party with respect to the rights of such person upon termination or change in control of the Corporation.

Options and rights related thereto held by an optionee are not assignable or transferable except on the death of the optionee.

On March 23, 2007, the Board of Directors passed a resolution, subject to receipt of disinterested shareholder approval, amending the Plan to include provisions dealing with the exercise of stock options with an expiration date falling within a "black out period" and to authorize the directors to amend the terms of the Plan or any options except in certain specified circumstances. A detailed description of these amended provisions is provided under "Business of the Meeting – Amendment of the Corporation's Stock Option Plan" beginning on page 5.

No stock options were granted under the Plan during the financial year ended December 31, 2006 to the Named Executive Officers.

The following table (presented in accordance with Form 51-102F6 – *Statement of Executive Compensation*) sets forth details of the financial year-end value of unexercised options on an aggregated basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Named Executive Officer Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End[1] ($) Exercisable/ Unexercisable
Ralph G. Fitch	Nil	Nil	229,500 / -	$41,525 / -
William Filtness	Nil	Nil	65,000 / -	$8,500 / -

Notes

(1) The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2006, which was $1.46 per share, less the exercise price of the options.

Employment Contracts

Mr. Fitch has entered into an employment arrangement with the Corporation and was employed at an annual salary of US$140,000 as of January 1, 2005. Under the terms of Mr. Fitch's employment arrangement with the Corporation, Mr. Fitch's employment may be terminated by either the Corporation or by Mr. Fitch upon 30 days written notice without additional compensation or consideration.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $3,000,000 in each policy year. The deductible amount on the policy is $25,000 and the total annual premium for the policy is $19,695.

Composition of the Compensation Committee

The current members of the Compensation Committee are Tina Woodside (Chair), A. Murray Sinclair and Michael Winn.

Report on Executive Compensation

The Corporation's executive compensation programme is designed to provide both short and long-term rewards to the Corporation's executive officers that are consistent with their individual and corporate performance and their contribution to the Corporation's objectives. Executive compensation consists primarily of a combination of base salary and stock options, together with benefits such as disability, medical and dental insurance.

Levels of compensation, and the relative emphasis on cash versus non-cash compensation, are directly related to the Corporation's financial condition. In addition, levels of compensation are directly related to corporate performance, which is measured in relation to achievement of exploration and development objectives, and are influenced by the levels of compensation paid to executive officers of other publicly-traded junior mining companies considered by the Compensation Committee to be in the Corporation's peer group taking into account market capitalization and property portfolio size and geographic diversity.

Base Salary

The Board of Directors is responsible for approving the base salary payable to the Chief Executive Officer after consideration of the evaluation conducted by and the recommendations of the Compensation Committee. The Compensation Committee, in consultation with the Chief Executive Officer, determines the base salaries of the other executive officers and employees of the Corporation.

The base salary of each individual is determined based on the person's level of responsibility, the importance of the position to the Corporation and the individual's contribution to the Corporation's performance. Prior to 2003, base salaries for executive officers, including the Chief Executive Officer, had been significantly reduced and greater emphasis had been placed on stock option grants given the Corporation's then limited financial resources. However, since that time, given the significant improvement in the Corporation's financial condition, base salaries, including that of the Chief Executive Officer, have been increased to be closer to prior levels and to be more in line with the base salaries paid to executive officers of other companies in the Corporation's peer group.

Long-Term Incentive

The Corporation provides a long-term incentive to executive officers and employees by granting stock options through the Corporation's stock option plan. The options granted allow the holder to acquire common shares at an exercise price not less than the closing market price of the common shares on the trading day immediately preceding the date of option grant. The objective in granting options is to encourage an ownership interest in the Corporation over a period of time, which acts as a financial incentive to consider the long-term interest of the Corporation and its shareholders.

The Compensation Committee makes recommendations to the Board of Directors in respect of stock option grants. In recommending the number of options to be granted, the Compensation Committee considers the number and value of outstanding options held by each executive officer.

Compensation of the Chief Executive Officer

The Compensation Committee recommends to the Board of Directors the Chief Executive Officer's compensation which, as with the other executive officers of the Corporation, consists of a combination of base salary and stock options, together with benefits such as disability, medical and dental insurance.

In March 2007, the Compensation Committee conducted its annual review of the Chief Executive Officer's compensation following the completion of the initial public offering of South American Silver Corp., which prior thereto had been a wholly-owned subsidiary of the Corporation. As part of its review, the Compensation Committee reviewed the compensation paid to the chief executive officers of other mineral exploration companies in the Corporation's peer group and considered the Chief Executive Officer's position at both South American Silver Corp. and the Corporation. Given that Mr. Fitch's time is now split between the Corporation and South American Silver Corp., the Compensation Committee determined that it was appropriate, and recommended to the Board of Directors, which subsequently approved the recommendation, that Mr. Fitch's salary from the Corporation be reduced to US$70,000 per year commencing April 1, 2007.

The foregoing report was furnished by the Compensation Committee of the Corporation:

Tina Woodside (Chair)
A. Murray Sinclair
Michael Winn

Shareholder Return Performance Graph

The chart below compares the percentage change in the cumulative total shareholder return on a $100 investment in common shares to the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 2001 and ending December 31, 2006.

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and the S&P/TSX Composite Index


$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
Dec. 31/01
Dec. 31/02
Dec. 31/03
Dec. 31/04
Dec. 31/05
Dec. 31/06
The Corporation
The S&P/TSX Composite Index

Compensation of Directors

During 2006, cash remuneration was paid to directors of the Corporation other than Mr. Fitch in their capacities as directors as follows: an annual retainer of $6,000; an annual retainer for the chair of each board committee of $3,000; meeting attendance fees of $1,000 for each meeting attended in person; and meeting attendance fees of $500 for each meeting attended by conference call. In addition, directors of the Corporation are eligible to participate in the Corporation's stock option plan. During the year ended December 31, 2006, no options were granted to directors of the Corporation. During 2006, the Corporation incurred legal fees in the aggregate amount of $305,646 to Gowling Lafleur Henderson LLP, of which Ms. Woodside is a partner.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with the Canadian Securities Administrators' Form 51-102F5 – *Information Circular* under National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders – Option Plan	895,500	$1.69	271,384
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	895,500	$1.69	271,384

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board has adopted:

- a written mandate for the Board;
- a written charter for each of the Audit Committee and the Compensation Committee;
- a code of business conduct and ethics;
- a position description for the Chief Executive Officer;
- a written corporate disclosure policy;
- a share trading policy; and
- a stock option plan.

Board of Directors

Composition of the Board

The Board is currently comprised of six directors. The Board has concluded that five directors (Messrs. Dick, Lyons, Sinclair and Winn and Ms. Woodside) are "independent" for purposes of board membership, as defined in the Canadian Securities Administrators' National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101") and therefore a majority of the directors are independent. By virtue of his position as President, Chief Executive Officer and Chairman, Mr. Fitch is not considered "independent".

Other Directorships

Certain directors of the Corporation are also directors of other public companies. Information as to such other directorships is set out below.

Director	Public Company
Ralph G. Fitch	South American Silver Corp.
Lawrence A. Dick	Continuum Resources Ltd. Evolving Gold Corp.
Terrence A. Lyons	B.C. Pacific Capital Corporation Canaccord Capital Inc. Diamonds North Resources Ltd. FT Capital Ltd. Northgate Minerals Corporation Polaris Minerals Corporation Skye Resources Inc. TTM Resources Inc.
A. Murray Sinclair	Arapaho Capital Corp. Bannockburn Resources Limited Breakwater Resources Ltd. Choice Resources Corp. Dexit Inc. Gabriel Resources Ltd. GTO Resources Inc. Jura Energy Corporation (formerly Proprietary Industries Inc.) Pearl Exploration and Production Inc. (formerly Newmex Minerals Inc.) Premier Gold Mines Limited Quest Capital Corp. Western GeoPower Corp. Wolfden Resources Inc.
Michael Winn	Alexco Resource Corp. Eurasian Minerals Inc. Lake Shore Gold Corp. Lara Exploration Ltd. Quest Capital Corp. Reservoir Capital Corp. Sanu Resources Ltd. TransAtlantic Petroleum Corp.
Tina M. Woodside	South American Silver Corp.

Board Meetings and Attendance

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally eleven times during 2006. Additionally, in 2006 there were, and will continue to be, numerous informal discussions between the Chair and the independent directors. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Open and candid discussion among the independent directors is facilitated by the small size of the Board and the independent directors having informal discussions amongst themselves outside of formal Board meetings as the need arises.

The attendance record of each director for all Board and committee meetings held since January 1, 2006 is as follows:

Name	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings
Ralph G. Fitch	11/11	-	-
Lawrence A. Dick	8/11	-	-
Terrence A. Lyons	10/11	4/4	-
A. Murray Sinclair	8/11	2/4	0/1
Michael Winn	11/11	4/4	1/1
Tina M. Woodside	11/11	-	1/1

Chairman of the Board

The Chairman of the Board is not an independent director as he is also the President and Chief Executive Officer of the Corporation. The separation of the roles of the Chairman of the Board and the Chief Executive Officer has been considered by the Board. However, given the small size of the Board and the number of independent directors on the Board, the Board has determined that separation at this time would not be beneficial to the Corporation. The combination of the position of Chairman of the Board and Chief Executive Officer facilitates the Chairman of the Board having a more detailed knowledge of the business and activities of the Corporation than would be possible with a non-executive Chairman. The Board does not have a "lead director". Instead, the independent directors each take leadership roles on various issues as the need arises.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act in the best interests of the Corporation. The Board discharges its responsibilities either directly or through the Audit Committee or Compensation Committee. The Board approves all significant decisions that affect the Corporation before they are implemented and is ultimately responsible for the approval and implementation of the Corporation's strategic plan. The text of the Board's mandate is set out as Appendix "A" to this Circular.

Board Committees

The Board had two committees during 2006: the Audit Committee and the Compensation Committee. The Board's committees are presently composed entirely of "independent" directors and each has enacted a charter, as approved by the Board.

Audit Committee

Currently, the Audit Committee is composed of the following three directors: Messrs. Sinclair (Chair), Winn and Lyons. All three members are considered "independent" and "financially literate" (as such terms are defined in Multilateral Instrument 52-110 – *Audit Committees*). The Audit Committee is responsible for, among other things:

- reviewing the annual financial statements and the interim financial statements, MD&A and related news releases and recommending their approval by the full Board;
- reviewing the proposed audit plan and proposed audit fees;
- evaluating the performance of the external auditors and recommending the appointment and compensation of the independent accountants;
- identifying the principal business risks and reviewing related risk management policies; and
- pre-approving all non-audit services.

The Board has adopted a charter for the Audit Committee which sets out the mandate and purpose of the Audit Committee, as well as its duties and responsibilities. A copy of the Corporation's Audit Committee Charter is set out in Schedule "A" in the Corporation's Annual Information Form dated March 27, 2007 which is available on SEDAR at www.SEDAR.com.

Compensation Committee

Currently, the Compensation Committee is composed of the following three directors: Ms. Woodside (Chair) and Messrs. Winn and Sinclair. All three members are considered "independent" (as such term is defined in NI 58-101). The Board has adopted a charter for the Compensation Committee which sets out the mandate and purpose of the Compensation Committee, as well as its duties and responsibilities. The Compensation Committee is responsible for, among other things:

- reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer's performance and recommending to the Board the compensation of the President and Chief Executive Officer;
- in consultation with the Chief Executive Officer, overseeing the evaluation of the Corporation's senior officers and determining their compensation;
- reviewing and making recommendations with respect to director compensation; and
- reviewing and making recommendations concerning the Corporation's stock option plan.

Position Descriptions

The Board has not developed a written position description for the Chairman of the Board or the Chairs of the Board's committees. The Chairman of the Board is also the Chief Executive Officer and the Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The role and responsibilities of the Chairman of the Board are carried out in the context of his role as Chief Executive Officer. The roles and responsibilities of the Chair of each Board committee are addressed by the respective charters of the committees.

Orientation and Continuing Education

To provide orientation to new directors regarding the role of the Board and its committees, the Board provides copies of its mandate and the charters of the Board committees to new directors. To orient new directors on the nature and operation of the Corporation's business, the Board provides new directors with copies of the most recent public filings of the Corporation. New directors also meet with the Chief Executive

Officer to review in detail the business of the Corporation. With respect to continuing education, the Board has no formal continuing education program. From time to time, the Chief Executive Officer meets with individual directors to update them on issues relating to the business, and, in between Board meetings, the Chief Executive Officer also provides updates (in writing and verbally) to the directors regarding the Corporation's business to ensure that the directors maintain the level of knowledge regarding the Corporation and its industry necessary for them to meet their obligations as directors. Directors are individually responsible for updating their skills necessary to meet their obligations as directors. Several directors have either public company Chief Executive Officer experience or extensive experience on other boards. One director has received the ICD.D designation from the Institute of Corporate Directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code is available on SEDAR at www.SEDAR.com. The Board is responsible for monitoring compliance with the Code. To facilitate this, the Code requires all Corporation personnel to promptly report any problems or concerns and any actual or potential violations of the Code to the Chief Executive Officer or, if that is not possible or does not resolve the matter, to the Chair of the Audit Committee. Concerns or complaints can be reported on an anonymous basis in writing to the Chair of the Audit Committee. A waiver of the Code will be granted only in exceptional circumstances and by the Board only. To ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Code requires directors and executive officers who have a material interest in any transaction that the Corporation proposes to enter into, to disclose such interest to the Board and comply with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement.

Nomination of Directors

At present, the full Board is responsible for nominating directors. The Board identifies new candidates for Board nomination through the following process: (a) the Board reviews the current composition of the Board and the skills and competencies of the existing directors; (b) the Board identifies the skills and competencies desired for the Board in general compared to those of the existing directors; (c) the Board seeks candidates who have demonstrated strengths in the desired skills and competencies and each independent director is asked to put forward possible candidates; (d) the Board reviews the skills and competencies of the candidates; and (e) the Board nominates for election the selected candidate. An objective nomination process is encouraged by having all of the independent directors fully participate in this process.

Compensation

With respect to compensation of directors, Mr. Fitch, as Chairman of the Board and Chief Executive Officer, is compensated in accordance with the terms of his employment agreement with the Corporation. The compensation of all other directors is determined by the Board of Directors based on the recommendations of the Compensation Committee with reference to compensation of directors at peer companies. Currently, these directors receive an annual retainer of $6,000 and the chair of each committee receives an annual retainer of $3,000. In addition, those directors are paid meeting attendance fees of $1,000 for each meeting attended in person and $500 for each meeting attended by conference call. In addition, all directors are eligible to participate in the Corporation's stock option plan; however, no options were granted to directors in 2006.

With respect to compensation of the officers, the Compensation Committee reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, conducts a performance review of the Chief Executive Officer and recommends to the Board of Directors the Chief Executive Officer's compensation. The Compensation Committee, in consultation with the Chief Executive Officer, oversees the performance reviews of the other executive officers and determines their compensation. For more information regarding the compensation of officers, please see "Report on Executive Compensation".

Board Assessment

At present, the full Board is responsible for assessing the effectiveness of the Board, its committees and individual directors. The Board did not consider it necessary to formally assess the effectiveness of the Board in 2006. The Board is sufficiently small to permit all directors to have input on matters on a regular basis and to informally assess the performance, effectiveness and contribution of directors of the Corporation throughout the year.

Expectations of Management

The Board believes it is critical that management of the Corporation provides complete and accurate information with respect to the business and affairs of the Corporation. The Board believes that, to date, management has provided detailed information that has allowed the Board to be effective in supervising the business and affairs of the Corporation.

Shareholder Feedback

The Vice-President of Investor Relations responds to inquiries from shareholders and other interested parties. In addition, other appropriate officers of the Corporation provided information to shareholders from time to time throughout 2006.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The *Canada Business Corporations Act*, which governs the Corporation, provides that shareholder proposals must be received by February 16, 2008 to be considered for inclusion in the proxy statement and the form of proxy for the 2008 annual meeting of shareholders, which is expected to be held on or about May 15, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.SEDAR.com. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2006.

In addition, copies of the Corporation's financial statements and MD&A, may be obtained upon request to the Vice President of Investor Relations of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS' APPROVAL

The directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD

Vancouver, British Columbia
March 30, 2007

Ralph G. Fitch
President and Chief Executive Officer

APPENDIX "A"

GENERAL MINERALS CORPORATION

BOARD OF DIRECTORS MANDATE
(As of March 23, 2007)

I. Mandate

The board of directors (the "**Board**") of General Minerals Corporation (the "**Company**") is responsible for the stewardship of the Company and discharges such responsibility by supervising the management of the business and affairs of the Company, with a view to preserving and enhancing shareholder value.

II. Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a) act honestly, in good faith with a view to the best interests of the Company;

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c) commit the time and energy necessary to properly carry out his or her duties;

(d) attend all Board and committee meetings, as applicable; and

(e) review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable.

The Board expects that the chief executive officer ("**CEO**") and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

III. Authority

The Board is responsible for implementing a system which enables an individual director, the Board or a committee to engage an external advisor at the expense of the Company in appropriate circumstances. Unless otherwise specified in a committee charter, the engagement of the external advisor shall be subject to the approval of the Board.

The Board has the authority to delegate to individual members or committees of the Board where appropriate.

The Board shall have complete access to appropriate Company personnel in order to secure all information necessary to fulfill its duties.

IV. Composition

To the extent feasible, the Board shall be composed of a majority of "independent" directors as such term is defined under applicable securities legislation.

The Board shall appoint one director to act as a Chair of the Board. Where the Chair is not independent, an independent director may be appointed as "lead director", to act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. If in any year the Board does not appoint a Chair or lead director, if applicable, the incumbent Chair and lead director, if applicable, will continue in office until a successor is appointed. If the Chair or lead director, if applicable, is absent from any meeting, the Board shall select one of the other directors present to preside at that meeting.

V. Meetings

The Board shall meet at least five times per year, including at least once in each quarter to carry out its responsibilities under this Mandate, including a review of the business operations and financial results of the Company, and as many additional times as the Board deems necessary to carry out its duties. The Chair or lead director, if applicable, shall develop and set the Board's agenda, in consultation with other members of the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each director, at least 24 hours (excluding holidays) prior to the time fixed for such meeting.

A majority of the Board shall constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Board may invite such officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Board.

The Board shall meet without management present whenever the Board deems it appropriate.

The Board shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Board shall be recorded and maintained by the Secretary and shall be subsequently presented to the Board for review and approval.

VI. Board and Mandate Review

The Board shall conduct an annual review and assessment of its performance and effectiveness, as well as the effectiveness and contribution of each Board committee and each individual director, in such manner as it deems appropriate. Such an assessment will consider: (i) in the case of the Board or a Board committee, compliance with its respective mandate or charter; and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board shall also review and assess the adequacy of this mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange.

VII. Duties and Responsibilities

The Board is responsible for:

(a) designating the offices of the Company, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b) in consultation with the Compensation Committee, reviewing the officers' performance and effectiveness;

(c) in consultation with the Compensation Committee, determining the compensation of the CEO;

(d) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees;

(e) to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Company;

(f) adopting and approving a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

(g) identifying the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

(h) supervising and assessing the performance and effectiveness of management of the Company on an ongoing basis;

(i) succession planning (including appointing, training and monitoring senior management);

(j) adopting a corporate disclosure policy that ensures that the Company communicates effectively with its shareholders, other stakeholders and the public in general;

(k) with the assistance of the Audit Committee, ensuring the integrity of the Company's internal control and management information systems;

(l) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(m) establishing procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries;

(n) developing clear positions descriptions for directors, including the Chair and each Board committee chair;

(o) in conjunction with the CEO, developing a clear position description for the CEO, which includes delineating management's responsibilities and developing or approving the corporate goals and objectives the CEO is responsible for meeting;

(p) with the assistance of management, developing environmental policies and ensuring their compliance with them; and

(q) with the assistance of management, developing health and safety policies and ensuring compliance with them.

VIII. Committees of the Board

To assist it in discharging its responsibilities, the Board has established two standing committees of the Board: the Audit Committee and the Compensation Committee. Each committee shall be comprised entirely of "independent" directors (as such term is defined in Multilateral Instrument 52-110 – *Audit Committees*). The Board may establish other standing committees from time to time.

Each committee shall have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or a committee thereof) on at least an annual basis.

The Board is responsible for appointing directors to each of its committees in accordance with the charter for each committee.

IX. Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors. Prior to nominating or appointing individuals as directors, the Board shall:

(a) consider what competencies and skills the Board, as a whole, should possess;

(b) assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c) review the qualifications of candidates suggested by members of the Board, shareholders, management and others and assess what competencies and skills each new nominee will bring to the boardroom; and

(d) consider the appropriate size of the Board, with a view to facilitating effective decision-making.

X. Orientation and Continuing Education

The Board is responsible for ensuring that all new directors receive a comprehensive orientation enabling them to fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make, and the nature and operation of the Company's business.

The Board shall provide continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company's business remains current.

XI. Code of Business Conduct and Ethics

The Board is responsible for adopting and maintaining a written code of business conduct and ethics (the "**Code**") applicable to all directors, officers and employees of the Company and its subsidiaries. The Code shall constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and shall address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Company's security holders, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code shall be granted by the Board only.

XII. Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel and approving the Company's annual compensation budget) and to assist it with these responsibilities, the Board has established the Compensation Committee. More specifically, the Board is responsible for approving:

(a) the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b) director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

GENERAL MINERALS CORPORATION
FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GENERAL MINERALS CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 17, 2007 (THE "MEETING").

The undersigned shareholder of the Corporation hereby appoints Mr. Ralph Fitch, or failing him Ms. Tina Woodside or instead of the foregoing ______________________, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the election of the nominees of management of the Corporation as directors;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST an ordinary resolution of disinterested shareholders of the Corporation amending the Corporation's stock option plan (the "Plan") to authorize the directors to amend the terms of the Plan or any options except in certain specified circumstances and to include provisions dealing with the exercise of stock options with an expiration date falling within a "black out period"; and

4. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof.

DATED this _____ day of ______________, 2007

Signature of Shareholder (Please sign exactly as your name appears on this form)	Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN AS DESIGNATED HEREIN TO REPRESENT YOU AT THE MEETING EITHER BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED ABOVE AND INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY AS SET OUT BELOW.**

3. The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN AND IN RESPECT OF ANY OTHER MATTER IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN.**

4. A completed proxy must be delivered, if by mail, to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by person, to CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

END